NORTHERN MINERALS INC.
167 Caulder Drive
Oakville, ON  L6J 4T2
(905) 248-3277
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                                                               September 5, 2007

John W. Madison, Attorney
Division of Corporate Finance
Mail Stop 7010
Washington, DC 20549

Re: Northern Minerals Inc.
    Registration Statement on Form SB-2
    Filed July 25, 2007
    File No. 333-144840

Dear Mr. Madison,

Thank you for your assistance in the review of our filing. In response to your letter of August 24th we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed a marked copy to you as requested.

General

     1. We have disclosed on the cover page and elsewhere that it is our intent to promptly return the funds, however there is no assurance we will be able to do so. In addition on the cover page we refer the reader to the Risk Factor section in this regard.

     2. We have revised the disclosure to update our expectations of how long our current cash will last. We have added the disclosure regarding our liquidity to the cover page and revised the first risk factor to coincide with the disclosures throughout the document regarding our future plans.

Sincerely,


/s/ Damian O'Hara
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Damian O'Hara
President & Director